Exhibit 12.1
Ratio of Earnings to Fixed Charges
The following table sets forth our ratio of earnings to fixed charges for each of the years ended December 31, 2015, 2014, 2013, 2012 and 2011.

For the year ended December 31,

In thousands of U.S. dollars	2015		2014		2013		2012		2011
Earnings:
Add:
Income / (loss) before income or loss from associate and income taxes	$217,749		$50,618		$16,646		$(26,537)		$(82,727)
Fixed charges (calculated below)	96,761		41,784		11,614		12,263		7,492
Amortization of capitalized interest	1,103		363		165		39		-
Less:							-		-
Interest capitalized	(5,571)		(17,482)		(6,379)		(3,220)		(573)
Earnings	310,042		75,283		22,046		(17,455)		(75,808)
Fixed charges:
Interest expensed and capitalized on bank loans	77,434		33,368		7,221		6,494		5,524
Amortization of deferred financing fees	17,418		4,834		332		4,093		986
Interest component of rent	1,909		3,582		4,061		1,676		982
Fixed charges	96,761		41,784		11,614		12,263		7,492

Ratio of earnings to fixed charges (1)	3.20	x	1.80	x	1.90	x	-	(2)	-	(2)

(1) For purposes of calculating the ratios of consolidated earnings to fixed charges:
•  "earnings" consist of  net income before income or loss from associate as prepared under IFRS, plus fixed charges and the amortization of capitalized interest, net of capitalized interest; and
•  "fixed charges" represent interest expensed and capitalized, amortization of deferred financing fees (whether expensed or capitalized) and the Company's estimate of the interest component of rent.
The ratios of earnings to fixed charges are ratios that we are required to present in this prospectus and have been calculated in accordance with Commission rules and regulations. These ratios have no application to any of our credit facilities or unsecured borrowings and we believe they are not ratios generally used by investors to evaluate our overall operating performance.
(2) Our earnings were insufficient to cover fixed charges and accordingly, the ratio was less than 1:1.  We would have needed to generate additional earnings of $29.7 million, and $83.3 million to achieve coverage of 1:1 in the years ended December 31, 2012 and 2011, respectively.